

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 24, 2014

Via E-mail
Mr. Francis J. O'Brien
Chief Financial Officer
The L.S. Starrett Company
121 Crescent Street
Athol, Massachusetts 01331

> **RE: The L.S. Starrett Company**
> **Form 10-K for the Year Ended June 30, 2013**
> **Filed September 5, 2013**
> **Form 10-Q for the Period Ended December 31, 2013**
> **Filed January 30, 2014**
> **Response dated February 11, 2014**
> **File No. 1-34145**

Dear Mr. O'Brien:

We have reviewed your response letter dated February 11, 2014 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended June 30, 2013

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings, if applicable.

Management's Discussion and Analysis
Results of Operations, page 11

2. Given the significant variances in your effective tax rates from period to period, please provide a comprehensive explanation of the factors that caused these variances along with a more comprehensive explanation of the significant differences between the effective and statutory rates in a given period. For example, please explain the reasons for the change in the expected effective state tax rate in fiscal 2013 as well as the nature of the reconciling item which is referred to as return to provision adjustments.

Liquidity and Capital Resources, page 13

3. Your disclosures on page 29 indicate that $23.5 million of your $27.4 million of cash and short-term investments at June 30, 2013 are held in foreign subsidiaries. In this regard, please also discuss the fact that if foreign cash and short-term investments are needed for your operations in the U.S., you would be required to accrue and pay U.S. taxes to repatriate these funds but your intent is to permanently reinvest these foreign amounts outside the U.S. and your current plans do not demonstrate a need to repatriate the foreign amounts to fund your U.S. operations, if true. Refer to Item 303(a)(1) of Regulation S-K, SEC Release 33-8350 Section IV and Financial Reporting Codification 501.06.a.

Financial Statements

Notes to the Financial Statements
Note 11 – Income Taxes, page 31

4. We note your response to comment 3 of our letter dated February 5, 2014. We remind you that ASC 740-30-25-3 states that the presumption is that all undistributed earnings of a subsidiary will be transferred to the parent entity. This presumption may be overcome pursuant to ASC 740-30-25-17 if sufficient evidence shows that the subsidiary has invested or will invest the undistributed earnings indefinitely. For the remaining $69 million of total unremitted earnings at June 30, 2013, please provide us with a breakdown of each country to which this amount relates and tell us how you determined the earnings are permanently reinvested for each country. Please provide us with a summary of the evidence you relied upon in determining that these earnings are permanently reinvested. You should address your specific plans for reinvestment for these undistributed earnings that demonstrate remittance of the earnings would be postponed indefinitely. Refer to ASC 740-30-25-17. Please also tell us whether you have repatriated any additional amounts during the previous five years for which you previously considered the amounts to be permanently reinvested. If so, please tell us the country from which these funds were repatriated as well as the facts and circumstances that led you to repatriate these earnings.

5. We note your response to comment 4 of our letter dated February 5, 2014. It is unclear how you determined that positive evidence outweighs negative evidence and it is more likely than not that your deferred tax assets will be realized. We remind you that ASC 740-10-30-23 states that a cumulative loss in recent years is a significant piece of negative evidence that is difficult to overcome when evaluating whether a valuation allowance for deferred tax assets is needed. Please further advise. Please ensure that your response also addresses the following:

- Please provide us with your projected annual domestic income amounts which show how you determined that your domestic deferred tax assets are recoverable. Please include a clear explanation of the specific assumptions you made in concluding that future domestic income will be materially different from historical results. For example, you should address current domestic sales volumes, price levels, and gross margins, and how you expect these to change in order to generate enough domestic income to recover your deferred tax assets;
- The weight given to the potential effect of positive evidence shall be commensurate with the extent to which it can be objectively verified pursuant to ASC 740-10-30-23. Given that you projected income for fiscal years 2011 through 2013 but incurred actual losses, please help us better understand how you determined that your projections should be given significant weight in your analysis. Please provide us with your initial projected amounts for each year from 2011 to 2013 and address the primary factors that resulted in significant differences between the actual and projected amounts for each year; and
- Please clarify when you first entered into a cumulative loss position.

6. It remains unclear how your expected use of tax planning strategies fully complies with the guidance in ASC 740-10-30-19. In regards to the opportunity to revoke your election to use LIFO, please tell us how you determined that this action would be prudent and feasible. Refer to ASC 740-10-30-19 and ASC 740-10-55-39. Please also provide a comprehensive explanation as to how and when this strategy can help you recover your deferred tax assets and how you calculated the impact of this strategy.

If you have any questions regarding these comments, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, Al Pavot, Staff Accountant, at (202) 551-3738.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief